Dynegy Inc.

601 Travis Street, Suite 1400

Houston, Texas 77002

Phone  713.507.6400

January 18, 2013

VIA EDGAR SUBMISSION AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Lisa Kohl, Lilyanna L. Peyser and Mara L. Ransom

Re:                             Dynegy Inc.

Registration Statement on Form S-1 (File No. 333-185376) Initially Filed on December 10, 2012 (CIK No. 0001379895)

Dear Ms. Kohl, Ms. Peyser and Ms. Ransom:

Dynegy Inc. (the “Company”, “we” or “our”) is in receipt of the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on our above-referenced Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated January 7, 2013 (the “Comment Letter”).  We transmit herewith for review by the Staff Amendment No. 1 to the Registration Statement (the “Amendment”).  We are also forwarding a copy of this letter and a copy of the Amendment marked against the Registration Statement via electronic mail.

Set forth below is our response to the comments in the Comment Letter.  For ease of reference, the comments contained in the Comment Letter are printed below in bold-face type and are followed by our response.

Prospectus Cover Page

1.              Please include your closing stock price as of a recent date.

Response:

We will include our closing stock price on the New York Stock Exchange as of a recent date on the prospectus cover page in response to the Staff’s comment.

Incorporation by Reference of Certain Documents, page 4

2.              Please include the Form 10-K/A filed on December 10, 2012 and the Forms 8-K filed on June 19, 2012, September 25, 2012, November 27, 2012, December 17,

Under service agreements, Dynegy Inc. and its subsidiaries Dynegy Administrative Services Company and Dynegy Operating Company provide services to and are authorized to act on behalf of certain indirect subsidiaries of Dynegy Inc., including the following: Dynegy Gas Investments Holdings, LLC, Dynegy Power, LLC, Dynegy Kendall Energy, LLC, Ontelaunee Power Operating Company, LLC, Dynegy Power Generation, Inc., Blue Ridge Generation LLC, Black Mountain CoGen, Inc., Sithe Energies, Inc., Sithe/Independence Power Partners, L.P., Sithe/Independence LLC, Sithe/Independence Funding Corp., Dynegy Oakland, LLC, Dynegy South Bay, LLC, Dynegy Morro Bay, LLC, Dynegy Moss Landing, LLC, Casco Bay Energy Company, LLC, Dynegy Coal Investments Holdings, LLC, Dynegy Midwest Generation, LLC, Havana Dock Enterprises, LLC, Dynegy Power Marketing, LLC, Dynegy Coal Trading & Transportation, LLC, and Dynegy Marketing and Trade, LLC.

2012, and December 18, 2012 in the list of documents incorporated into the registration statement by reference. Refer to Item 12(a) of Form S-1. Please also specifically incorporate each current and periodic report filed between the next amendment to the registration statement and the registration statement’s effective date.

Response:

Form 10-K/A

We will revise the incorporation by reference section of our Registration Statement to include the Form 10-K/A filed on December 10, 2012 in response to the Staff’s comment.

Form 8-Ks

We will revise the incorporation by reference section of our Registration Statement to include the Form 8-Ks filed on December 17, 2012 and December 18, 2012 in response to the Staff’s comment.  We respectfully submit that the Form 8-K on June 19, 2012 was jointly filed by us and Dynegy Holdings LLC and is therefore already incorporated by reference into our Registration Statement in the bullet commencing “Dynegy and DH’s Current Reports on Form 8-K . . .”.  In addition, we will specifically incorporate each current and periodic report (to the extent such reports are filed), if any, filed between the next amendment to the Registration Statement and the Registration Statement’s effective date.

With respect to the Form 8-Ks dated September 25, 2012 and November 27, 2012 (the “MOR Filings”), we note that each of these filings contained an explicit disclaimer indicating as follows: “the information contained in this Item 8.01 and Exhibits 99.1 and 99.2 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.” Furthermore, specifically with reference to the substance of the MOR Filings, these filings included only the monthly operating reports of the Company that were required to be filed with the bankruptcy court in connection with the pendency of our chapter 11 case. We further note, pursuant to the Commission Release No. 33-8176, earnings releases “or similar disclosures” are furnished to the Commission, rather than filed.  The MOR Filings contain monthly operating reports in the form of financial statements similar to those contained in earnings releases.  Therefore, we respectfully submit that the MOR Filings, should be deemed to: (i) fall within the scope of Commission Release No. 33-8176, (ii) be furnished to the Commission, rather than filed and (iii) therefore, ought not be required to be incorporated by reference into the Registration Statement pursuant to Item 12(a) of Form S-1.

Selling Stockholders, page 37

3.              Given your disclosure that the shares covered by the registration statement are beneficially owned by clients of FAV and that the Franklin Entities are selling stockholders, please tell us why the beneficial owners of such shares are not individually identified as selling stockholders.  Please refer to Question 140.01 of our Regulation S-K Compliance and Disclosure Interpretations.  With respect to any selling stockholders that are entities, please identify the natural person(s) with voting and/or investment control over the shares held by such selling stockholders.  Please refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations.  Please also tell us whether any of the shares offered for resale are beneficially owned by broker-dealers or affiliates of broker-dealers, and whether FAV is a broker-dealer or affiliate of a broker-dealer.  We may have further comments after reviewing your response.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Selling Stockholder section of the prospectus to clarify that Franklin Advisers, Inc. (“FAV”) is the sole beneficial owner for purposes of Rule 13d-3 under the Exchange Act and is the selling stockholder of the shares covered by the registration statement. The clients of FAV have delegated all investment discretion and voting authority over such securities to FAV, as disclosed in the second paragraph of footnote 2 to the Selling Stockholder table on page 38 of the prospectus.

In addition, the Company has revised the Selling Stockholder section of the prospectus to identify the natural person with voting and investment control over the shares held by FAV.   Please see revisions in paragraph 3 of footnote 2 to the Selling Stockholder table on page 38 of the prospectus.

Lastly, the Company respectfully notes that FAV is not a broker-dealer and none of the shares offered for resale are beneficially owned by broker-dealers.  As disclosed on page 40 of the prospectus, Franklin/Templeton Distributors, Inc., Franklin Templeton Financial Services Corp. and Templeton/Franklin Investment Services, Inc. are registered broker-dealers that, together with FAV, are subsidiaries of FRI, but they do not beneficially own any of the shares offered for resale under the registration statement. For clarity, this disclosure is now also repeated in footnote 2 to the Selling Stockholder table on page 38 of the prospectus.

Part II — Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-2

4.              Please explain the appropriateness of the undertaking set forth in Item 17(b), as it does not appear that this registration statement pertains to an acquisition, or remove the undertaking.

Response:

We will remove the undertaking set forth in Item 17(b) in our amendment to the Registration Statement in response to the Staff’s comment.

5.              Please provide the undertakings set forth in Item 512(a)(5)(ii) and Item 512(h) of Regulation S-K. Please note that the undertaking set forth in Item 512(a)(5)(ii) is required for any offering that may now, or in the future, rely on Rule 430C.

Response:

We will provide the undertakings set forth in Item 512(a)(5)(ii) and Item 512(h) of Regulation S-K in our amendment to the Registration Statement, in response to the Staff’s comment.

Exhibit Index, page II-6

Exhibit 5.1 — Legal Opinion of White & Case LLP

6.              Please have counsel revise the opinion to state that, with the exception of the shares that will be issued upon exercise of the Warrants, the shares covered by this Form S-1 are, rather than will be, validly issued, fully paid, and non-assessable. It is appropriate for counsel to state that the shares issued upon exercise of the warrants will be validly issued, fully paid, and non-assessable.

Response:

White & Case LLP will revise its legal opinion and provide the revised opinion in our amendment to the Registration Statement in response to the Staff’s comment.

*      *      *

We appreciate the opportunity to respond to your comments.  Please do not hesitate to contact us directly at (713) 767-4747 with any questions or comments regarding this letter.

Sincerely,

/s/ Catherine B. Callaway
Name: Catherine B. Callaway
Title: Executive Vice President, General Counsel and Chief Compliance Officer, Dynegy Inc.

cc:                                Heidi D. Lewis, Esq., Vice President & Group General Counsel- Corporate

Gregory Pryor, Esq., Partner, White & Case LLP

David Johansen, Esq., Partner, White & Case LLP